UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 10 April2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited Reg.
1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel     +27 11 562 9700
Fax     +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
 Mobile      +27 82 971 9238 (SA)
Mobile      +1 857 241 7127 (USA)
email        Willie.Jacobsz@
                 goldfields.co.za

Media Enquiries
 Sven Lunsche
Tel         +27 11 562 9763
Mobile   +27 83 260 9279
email       Sven.Lunsche@
                goldfields.co.za

M E D I A R E L E A S E

Gold Fields Q1 2014 Guidance Update

Johannesburg, 10 April 2014: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today announced attributable Group production for the March 2014 quarter (Q1 2014) of approximately 557,000 gold equivalent ounces.

All-in sustaining costs (AISC) and all-in costs (AIC) for Q1 2014 are expected to be approximately US$1,095/oz and US$1,115/oz, respectively.

Production guidance for 2014, as published on 13 February 2014, is approximately 2,200,000 ounces at an AISC of 1,125/oz and an AIC of US$1,150/oz.

Gold Fields will release its results for Q1 2014 on Thursday, 8 May 2014.

Enquiries

Investors
Willie Jacobsz
Tel: +27 11 562-9700
Mobile: +27 82 971 9238
email:
Willie.Jacobsz@goldfields.co.za
Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email:
Sven.Lunsche@goldfields.co.za
Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa. In February 2013, Gold Fields unbundled its mature, underground KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold. In October 2013, it expanded its presence in Western Australia by acquiring the Granny Smith, Lawlers and Darlot mines (known as the Yilgarn South Assets) from Barrick Gold.

Gold Fields has attributable annual gold production of approximately 2.02 million ounces, as well as attributable Mineral Reserves of around 49 million ounces and Mineral Resources of about 113 million ounces. Attributable copper Mineral Reserves total 708 million pounds and Mineral Resources 7,120 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd
Directors: C A Carolus (Chair), N J Holland?** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah#, A R Hill?, R P Menell, D N Murray, D M J Ncube, G M Wilson ?British, ?Canadian, #Ghanaian, ** Executive Director Company Secretary: T L Harmse

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 10 April 2014
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer